For Immediate Release

Bell Canada announces redemption price for Series M-35 debentures due September 2017

MONTRÉAL, May 9, 2017 – Bell Canada announced on May 1, 2017 that it would redeem on May 12, 2017 (the “Redemption Date”), prior to maturity, all of its outstanding $350,000,000 principal amount of 4.37% Debentures, Series M-35, due September 13, 2017 (the “Series M-35 Debentures”). Today, Bell Canada has determined the redemption price payable for the Series M-35 Debentures on the Redemption Date, according to the terms of such debentures.

The redemption price for the Series M-35 Debentures must be equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-35 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the Redemption Date. The “Canada Yield Price”, calculated today in accordance with the terms of the Series M-35 Debentures, is $1,011.110 per $1,000 of principal amount. Accordingly, the Series M-35 Debentures will be redeemed on the Redemption Date at a price equal to $1,011.110 per $1,000 of principal amount of debentures plus $7.184 for accrued and unpaid interest up to, but excluding, the Redemption Date.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit BCE.ca or Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca